1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 25, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF THE 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting ("AGM") of Aluminum Corporation of China Limited (the "Company") will be held at 9:00 a.m. on Friday, May 9, 2008 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC") for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Report of the Directors of the Company for the year ended December 31, 2007;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2007;

3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended December 31, 2007;

4.

To consider and approve the proposal for the profit distribution of the Company for the year ended December 31, 2007 and the declaration of the Company's final dividend for the year ended December 31, 2007;

5.	To consider and appoint Mr. Zhu Demiao and Mr. Wang Mengkui respectively as Independent non-executive Directors of the Company;

6.	To authorise the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2008;

7.	To consider and approve the proposal to pay a discretionary bonus for the year 2007 to the Directors and Supervisors of the Company;

8.	To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2008/2009;

9.

To consider and approve the re-appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Character) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors to determine their remuneration;

10.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

11.	To consider and approve the following resolution by way of special resolution:

"THAT:

(1)

Subject to notification being given to the People's Bank of China, the Company may issue short-term bonds (the "Short-term Bonds") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending December 31, 2008 on the following terms:

i.	Place of issue:	Within the People's Republic of China (excluding Hong Kong, Macau and Taiwan), by one single issue or more;

ii.	Principal amount:	up to RMB10 billion;

iii.	Maturity:	up to 1 year;

iv.	Interest rate:	to be determined according to market conditions but not exceeding the best lending rate quoted by the People's Bank of China;

v.	Target subscribers:	institutional investors (and not the general public);

vi.	Use of Proceeds:	to be utilized towards the operational activities of the Company, including but not limited to the purchase of raw materials and import of alumina and, if there is a surplus, to repay amounts due.

(the "Proposed Short-term Bond Issue")

(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of the Proposed Short-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

12.	To consider and, if thought fit, approve the following resolution by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

By order of the Board of Directors
Xiao Yaqing
Chairman

Beijing, PRC
March 25, 2008

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

Notes:

(a)

The H Share register of members of the Company will be closed from Wednesday, April 9, 2008 to Friday, May 9, 2008 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Tuesday, April 8, 2008, are entitled to attend and vote at the AGM and to receive the proposed final dividend for the year ended 2007 after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b)

Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 18, 2008.

Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China
Postal code:	100082
Tel:	86-10-8229 8103
86-10-8229 8162
Fax:	86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2007.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

* For identification purpose only.

ANNEXURE

The biographical details of each of Mr. Zhu Demiao and Mr. Wang Mengkui are as follows:

Mr. Zhu Demiao, aged 44, a candidate for director. Zhu Demiao is the managing director of Oaktree Capital (Hong Kong) Ltd. He graduated from University of Chicago GSB with a MBA degree, and obtained master's degree in economics from Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained bachelor's degree in economics from Hebei geological Institute. Mr. Zhu is a PRC Certified Public Accountant. He is widely experienced in finance and international capital market. He was engaged in finance, audit and consult project in several multinational companies as well as merger and acquisition projects of large enterprises. Mr. Zhu served as the managing director, member of executive committee of Asia-pacific region and chairman of operation committee of great China region of JP Morgan Chase & Co. and served as the head of China business in equity capital market department and bank investment department of Credit Suisse First Boston. He also worked in the investment analysis department of FMC in Chicago, and served in Ministry of Finance, PRC.

Mr. Wang Mengkui, aged 70, a candidate for director. He is an economist. He graduated from School of Economics, Beijing University. He is a professor and doctor advisor of Beijing University. He has engaged in long-term analysis on economic theory and economic policy and he is experienced in economic theory and practice. He had served in the magazine "Red Flag" and First Ministry of Machine Building Industry and served as a vice head and researcher of economic team of research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of economic research centre of the State Development and Planning Commission, the vice director and director of the Development Research Center of the State Council. He also served as a member of the tenth Standing Committee of NPC, the vice director of Financial and Economic Affairs Committee of NPC. He participated in the drafting of many important documents of China's government, and presided over analysis of lots of important subjects such as national economic and social development and economic system reform. He published many compositions in respect of economics and other aspects.

Subject to shareholders' approval for their respective new appointments, each of Mr. Zhu and Mr. Wang will enter into a service contract with the Company for a term of 3 years. The remuneration of each of Mr. Zhu and Mr. Wang will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, each of Mr. Zhu and Mr. Wang did not hold any directorships in other public listed companies in the past three years. Save as disclosed above, each of them does not have any relationship with other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from each of Mr. Zhu and Mr. Wang pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. ( the "Listing Rules") and on this basis, the Company considers them to be independent.

In relation to the respective appointments of Mr. Zhu and Mr. Wang as independent non-executive Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary